Exhibit 99.3

FOR IMMEDIATE RELEASE

ChemGenex Investigators Report Activity of Omacetaxine in Imatinib-Resistant
Chronic Myeloid Leukemia Patients with the T315I Mutation

Complete Hematological and/or Complete Cytogenetic Responses in 64% of Chronic Phase Patients

Conference call to be held on Thursday, December 13 Australian Eastern Daylight Time
(Wednesday, December 12 in the USA and Europe)

MELBOURNE, Australia, and MENLO PARK, California U.S.A. (December 10, 2007). ChemGenex Pharmaceuticals (ASX: CXS, NASDAQ: CXSP) announced today that positive clinical data from the first 21 patients enrolled in its ongoing phase 2/3 trial of omacetaxine mepesuccinate (formerly known as Ceflatonin®) were presented over the weekend at the American Society of Hematology (ASH) Annual Meeting in Atlanta, Georgia.

The poster presentation, authored by a team of leading international hematologists, reported both complete hematologic and cytogenetic responses lasting more than 1 year in imatinib (Gleevec®)-resistant chronic myeloid leukemia (CML) patients with the T315I mutation. The T315I mutation causes resistance to imatinib and second-generation tyrosine kinase inhibitors and is acknowledged as a major therapeutic challenge in the treatment of CML.

Data were presented from 21 patients: 11 in chronic phase, 4 in accelerated phase and 6 in blast phase. Highlights of the data were:

•	Hematologic and/or cytogenetic responses in 91% of chronic phase patients on trial.

•	Complete hematologic responses (CHR) in 45% of chronic phase patients, complete cytogenetic responses (CCyR) in 18% of chronic phase patients.

•	Hematologic responses in 100% of accelerated phase patients and 34% of blast phase patients, cytogenetic responses in 25% of accelerated phase patients.

•	Complete disappearance of the T315I mutation clone in 38% of evaluable patients.

•	Two chronic phase patients maintained their clinical response for more than 12 months.

•	Reversible and transient myelosuppression was the most common side effect, with grade 3 or 4 toxicity observed in around 60% of patients.

ChemGenex Investigators Report Activity of Omacetaxine in Imatinib-Resistant Chronic Myeloid Leukemia Patients with the T315I Mutation

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Few other side effects were reported and the clinical investigators concluded that omacetaxine is generally well tolerated, and that myelosuppression is usually transient and reversible and rarely results in serious clinical complications.

“We are delighted that omacetaxine has been shown to have such a beneficial effect on a significant number of patients with the T315I mutation,” said Dr. Greg Collier, ChemGenex’s Managing Director and Chief Executive Officer. “The issue of BCR-ABL mutations and subsequent resistance to tyrosine kinase inhibitor therapy is growing, and these impressive clinical data reinforce the potential of omacetaxine. Importantly, omacetaxine acts via a completely different mechanism to the tyrosine kinase inhibitors, independent of the BCR-ABL protein.”

ChemGenex’s Chief Medical Officer Dr. Adam Craig is very pleased with the data. “The interim clinical data are very encouraging as omacetaxine is showing signs of clinical activity in the CML T315I+ patient population. Patients with the T315I mutation have very limited therapeutic options, as no approved CML therapies are effective against this mutation.”

Dr. Collier will host an investor conference call to discuss the clinical results on Thursday, December 13 at 9:30am Australian Eastern Daylight Time (Wednesday, December 12 in the USA and Europe).

ChemGenex Conference Call Details

Telephone Dial-in Numbers:

Australia:	1800 701 269
USA:	1866 242 1388
Guest PIN:	27707144
Dial-in numbers for other locations can be obtained by emailing santoniou@bplifescience.com

Q&A Session

At the completion of his presentation Dr. Collier will invite participants to ask questions. Instructions for asking questions will be given by the operator prior to the Q&A session.

Conference Call Timing

Australian Eastern Daylight Time	9:30am	Thursday, December 13
US Pacific Time	2:30pm	Wednesday, December 12
US Eastern Time	5:30pm	Wednesday, December 12
Central European Time	11:30pm	Wednesday, December 12

If you are unable to participate in the live session, please contact santoniou@bplifescience.com for dial-in details to hear the conference call and Q&A session replayed.

Ceflatonin® is a registered trade-mark of ChemGenex Pharmaceuticals Limited.

Gleevec®/Glivec® is a registered trade-mark of Novartis AG.

PO Box 1069, Grovedale Victoria 3216, Australia Telephone: +61 3 5227 2752 Facsimile: +61 3 5227 1322
Email: chemgenex@chemgenex.com  ABN 79 000 248 304

ChemGenex Investigators Report Activity of Omacetaxine in Imatinib-Resistant Chronic Myeloid Leukemia Patients with the T315I Mutation

About ChemGenex Pharmaceuticals Limited  (http://www.chemgenex.com)

ChemGenex Pharmaceuticals is a pharmaceutical development company dedicated to improving the lives of patients by developing personalized oncology medicines. ChemGenex harnesses the power of genomics both to discover novel targets and drug compounds, and in clinical trials to develop more individualized treatment outcomes. ChemGenex’s lead compound, omacetaxine mepesuccinate (formerly known as Ceflatonin®), is currently in phase 2/3 clinical trials for chronic myeloid leukemia (CML) where it has demonstrated single-agent efficacy against drug-resistant disease, as well as synergistic activity with the leading marketed compound. ChemGenex has a second anticancer compound, amonafide dihydrochloride (formerly known as Quinamed®) which is in phase 2 clinical development for various solid cancers, and a portfolio of assets in pre-clinical development. ChemGenex currently trades on the Australian Stock Exchange under the symbol "CXS" and on NASDAQ under the symbol "CXSP".

Contacts

ChemGenex Information

Dr. Greg Collier
CEO and Managing Director
Cell (Australia): +61 419 897 501
Cell (USA): +1 650 200 8145
Email: gcollier@chemgenex.com

Media Relations - Australia	Media Relations - USA
Daniella Goldberg	Joan Kureczka +1 415 821 2413
Buchan Consulting	Ellen M. Martin +1 510 832 2044
Tel: +61 2 9237 2803	Kureczka/Martin Associates
Cell: +61 416 211 067	Email: Jkureczka@comcast.net
Email: dgoldberg@bcg.com.au

Investor Relations - Australia	Investor Relations - USA
Sabrina Antoniou	Dan Klein
Blueprint Life Science Group	Blueprint Life Science Group
Tel: +61 (0) 400 788 277	Tel: +1 415 375 3340 XT 2024
Email: santoniou@bplifescience.com	Email: dklein@bplifescience.com

Safe Harbor Statement

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management’s current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements. Investors should be aware that there are no assurances that results will not differ from those projected.

PO Box 1069, Grovedale Victoria 3216, Australia Telephone: +61 3 5227 2752 Facsimile: +61 3 5227 1322
Email: chemgenex@chemgenex.com  ABN 79 000 248 304